                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1 )


                           ALBANY INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                012 348 108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

J. Spencer Standish,One Schuyler Meadows Rd.,Loudonville, NY 12211(518) 445-2200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                      --
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
____

                  Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

Schedule 13D                        Forms                                 7060
--------------------------------------------------------------------------------

CUSIP No. 012 348 108                13D                      Page 2 of 6 Pages

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             J. Spencer Standish

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                             (b)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  3     SEC USE ONLY



------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
             Not Applicable

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR  2(e)                                  _____

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
------- ------------------------------------------------------------------------
                            ------ ---------------------------------------------
                              7    SOLE VOTING POWER
        NUMBER OF
          SHARES                        5,041,595
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------- ------ ---------------------------------------------
--------------------------- ------ ---------------------------------------------
                              8    SHARED VOTING POWER

                                        --

--------------------------- ------ ---------------------------------------------
--------------------------- ------ ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                        5,041,595

--------------------------- ------ ---------------------------------------------
--------------------------- ------ ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                        --

--------------------------- ------ ---------------------------------------------
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,041,595

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                           __X__


------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.74%

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN

------- ------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

                  The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share ("Class A Common Stock"), of Albany International Corp., a Delaware corporation ("the Company"). The address of the principal executive office is 1373 Broadway, Albany, New York 12204.


ITEM 2.  Identity and Background.

                  (a) - (b) The name of the person filing this statement is J. Spencer Standish, whose residence is One Schuyler Meadows Road, Loudonville, New York 12211.

                  (c) Mr. Standish is retired. Until 1998, he served as Chairman of the Board of the Company.

                  (d) Mr. Standish has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Standish has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Standish is an American citizen.


ITEM 3.  Source and Amount of Funds or Other Consideration.

                  Of the 5,041,595 shares of Class A Common Stock beneficially owned by Mr. Standish, (i) 40,000 shares are issuable to him upon exercise of stock options at $15 per share, and (ii) the balance are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company ("Class B Common Stock"). The shares of Class B Common Stock which are currently beneficially held by Mr. Standish have either been so held since their issuance in 1987 in exchange for shares of the predecessor of the Company, or acquired in the form of stock dividends on such shares. Mr. Standish beneficially held such predecessor shares for several years prior to such exchange.





                                Page 3 of 6 Pages

ITEM 4.  Purpose of Transaction.

                  Mr. Standish has no current plan or intention to convert any shares of Class B Common Stock into shares of Class A Common Stock. In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, so that Mr. Standish, as a result of his current ownership of Class B Common Stock, now holds voting control of the Company.


ITEM 5.  Interest in Securities of the Issuer.

                  (a) The aggregate number of shares of Class A Common Stock beneficially owned by Mr. Standish is 5,041,595 shares (constituting 17.74% of outstanding shares of Class A Common Stock on February 3, 1999), of which (i) 40,000 shares are issuable to him upon the exercise of stock options at $15 per share, (ii) 148,351 shares are issuable to the J. S. Standish Revocable Trust upon the conversion of an equal number of shares of Class B Common Stock (Mr. Standish has sole voting and investment power with respect to such shares),
(iii) 1,551,270 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (Mr. Standish has sole voting and investment power with respect to such shares) and (iv) 3,301,974 shares are issuable to J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (Mr. Standish is President and a director, and has the power to elect and remove all of the directors, of J. S. Standish Company).

                  The shares indicated herein as beneficially owned by Mr. Standish do not include (i) 259,616 shares of Class B Common Stock owned directly by his adult children, as to which shares Mr. Standish disclaims beneficial ownership, (ii) 2,277 shares of Class A Common Stock beneficially owned by his adult children, as to which shares Mr. Standish disclaims beneficial ownership, (iii) 484,616 shares of Class B Common Stock held by trusts for the benefit of Mr. Standish's adult children, as to which shares Mr. Thomas R. Beecher, Jr., a director of the Company, exercises sole voting and investment power as trustee, and as to which shares Mr. Standish disclaims beneficial ownership and (iv) 250,000 shares issuable upon exercise of options held by the Standish Delta Trust, a trust for the benefit of Mr. Standish's descendants, as to which Mr. Standish has neither voting nor investment power and disclaims beneficial ownership.

                  (b) Mr. Standish has sole investment and voting power with respect to all shares of Class A Common Stock of the Company which he beneficially owns.

                  (c) - (e) Not applicable.


                                Page 4 of 6 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.


ITEM 7.  Material to be Filed as Exhibits.

                  None.

































                                Page 5 of 6 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1999


                                                       /s/  J. Spencer Standish
                                                       ------------------------
                                                            J. Spencer Standish
































                                Page 6 of 6 Pages